CONSENT RESOLUTIONS OF THE DIRECTORS

OF

C21 INVESTMENTS INC.

DATED as of the 27th day of August, 2025

We, the undersigned, being all the directors of C21 Investments Inc. (the "Company") hereby consent to and adopt in writing the following resolutions:

SUBORDINATE VOTING SHARES

WHEREAS:

A. The Company is currently a "foreign private issuer" as determined under Rule 3b-4 under the Securities Exchange Act of 1934, as amended;

B. The Board of Directors of the Company believes that it is in the best interests of the Company to maintain the Company's status as a foreign private issuer by creating a new class of subordinate voting shares of the Company ("Subordinate Voting Shares") with such special rights and restrictions (the "Special Rights and Restrictions") to be attached to such Subordinate Voting Shares as set forth in Schedule "A" hereto (the "Share Amendment");

C. The Company proposes to issue the Subordinate Voting Shares to one or more subscribers resident in a province or territory of Canada (other than Ontario)(the "Canadian Holders") by way of private placement (the "Private Placement") pursuant to the terms of subscription agreements to be entered between the Company and such Canadian Holders (the "Subscription Agreements") such that the Subordinate Voting Shares held by such Canadian Holders shall be sufficient for the Company to maintain its foreign private issuer status for the time being;

D. The Subordinate Voting Shares will not be listed on any stock exchange, cannot be held by any "U.S. persons" (as defined in Regulations S under the Securities Act of 1933, as amended) and are subject to transfer restrictions as further set forth in the Special Rights and Restrictions;

E. The Private Placement is subject to the approval and requirements of the Canadian Securities Exchange (the "CSE");

F. Michael Kidd, Chief Financial Officer, Corporate Secretary and a Director of the Company has advised the Board of Directors of the Company that he intends to directly or indirectly subscribe for 100,000,000 Subordinate Voting Shares under the Private Placement for an aggregate total subscription price of $100, and in that connection, Mr. Kidd has a disclosable interest in the subject matter of these resolutions within the meaning of section 147(1) of the Business Corporations Act (British Columbia) (the "Act") or under related party transaction rules of applicable securities regulatory authorities;

G. The nature and extent of Mr. Kidd's interest in the Private Placement and in his Subscription Agreement shall be deemed to constitute his declaration in writing of his interest in the Private Placement; and

H. Mr. Kidd acknowledges that, pursuant to section 149(2) of the Act, he is not entitled to vote on the following resolutions insofar as such resolutions relate to his subscription for securities of the Company.

BE IT RESOLVED THAT:

1. In connection with the Share Amendment, the Notice of Articles and Articles of the Company be amended to: (i) create a new class of subordinate voting shares without par value of the Company; and (ii) attach the Special Rights and Restrictions as set forth in Schedule "A" hereto to such Subordinate Voting Shares.

2. A Notice of Alteration altering the Notice of Articles of the Company (the "Notice of Alteration") to reflect the effect of this special resolution and the Share Amendment be filed by or on behalf of the Company with the British Columbia Registrar of Companies (the "Registrar") and any director or officer of the Company is authorized to complete and execute the Notice of Alteration and instruct the Company's agent(s) to electronically file the Notice of Alteration with the Registrar.

3. Koffman Kalef LLP be appointed as agent for the Company to electronically file the Notice of Alteration with the Registrar.

4. The Articles of the Company be amended by creating a new Part 27, being the Special Rights and Restrictions attaching to the Subordinate Voting Shares having the text set out in Schedule "A" hereto, such amendment to the Articles of the Company to take effect upon the filing of the Notice of Alteration contemplated by this resolution.

5. Any director of officer of the Company is hereby authorized and directed to execute or cause to be executed, and deliver or cause to be delivered such forms, instruments, agreements, notices and documents, for, in the name of and on behalf of the Company as, in the opinion of such director or officer of the Company (with the advise of legal counsel for the Company), may be required in connection with the Share Amendment and the execution and delivery thereof by such director or officer of the Company will be conclusive evidence of his or her approval thereof.

6. The Private Placement is hereby approved and confirmed and the Company is hereby authorized to take all steps that are necessary or advisable to complete the Private Placement.

7. The Company is hereby authorized to enter into Subscription Agreements with each Canadian Holder (including Mr. Kidd) providing for the purchase and sale of Subordinate Voting Shares pursuant to the Private Placement, and any one officer or director of the Company be and is hereby authorized to execute and deliver the Subscription Agreements on behalf of the Company in such forms as such person may approve, such approval to be conclusively evidenced by such person's signing of each Subscription Agreement.

8. 100,000,000 Subordinate Voting Shares are hereby allotted and reserved for issuance in connection with the Private Placement and, upon the Company's receipt of the subscription price per Subordinate Voting Share subscribed for and upon compliance with the other terms of the respective Subscription Agreements, 100,000,000 Subordinate Voting Shares shall be issued and delivered to the Canadian Holders as fully paid and non-assessable shares.

9. 100 common shares of the Company ("Common Shares") (or such number of Common Shares as may be adjusted pursuant to the Special Rights and Restrictions attaching to the Subordinate Voting Shares) be and they are hereby authorized and conditionally reserved for issuance to the holders of the Subordinate Voting Shares and are authorized to be issued and delivered upon exercise of the conversion and redemption rights of the Company and each Canadian Holder in accordance with the terms and conditions of the Special Rights and Restrictions attaching to the Subordinate Voting Shares, and upon such exercise being effected and compliance with the terms and conditions set forth in the Special Rights and Restrictions attaching to the Subordinate Voting Shares, such Common Share(s) shall be issued and delivered as fully paid and non-assessable shares to the persons entitled thereto.

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10. Any one officer or director of the Company is authorized to execute and deliver on behalf of the Company the specimen share certificate representing the Subordinate Voting Shares in such form as such officer or director may approve, such approval to be conclusively evidenced by such person's signing of such specimen share certificate.

11. Computershare Investor Services Inc. ("Computershare") at its office in Vancouver, British Columbia be appointed as transfer agent, registrar and dividend disbursing agent for the Common Shares and Subordinate Voting Shares pursuant to the terms of the transfer agent, registrar and dividend disbursing agent agreement (the "Transfer Agent Agreement") to be entered into between the Company and Computershare, and any director or officer of the Company is hereby authorized and directed to execute or cause to be executed, and deliver or cause to be delivered, the Transfer Agent Agreement for, in the name of and on behalf of the Company in such form as such person may approve, such approval to be conclusively evidenced by such person's signing of the Transfer Agent Agreement.

12. The Register of Holders and Register of Transfers for the Common Shares shall be kept at the principal stock transfer office of Computershare in the City of Vancouver, British Columbia and Branch Registers of Transfers shall be kept at such other places as may be deemed advisable by any director or officer of the Company.

13. Computershare is hereby authorized and directed to issue, countersign and register certificates or other instruments (including by electronic means) representing the Subordinate Voting Shares, such certificates and other instruments to be issued, registered and delivered to such persons as the Company may direct in writing and the form of all such certificates and other instruments, when issued, shall be deemed to be the form approved by the directors hereby.

14. An application be made to the CSE for the approval of the Private Placement (and any Common Shares issuable upon the conversion or redemption of the Subordinate Voting Shares issued thereunder), and any one officer or director of the Company be and is hereby authorized and directed by the Company to execute or cause to be executed, and deliver or cause to be delivered such forms, instruments, agreements, notices and documents, for, in the name of and on behalf of the Company as, in the opinion of such director or officer of the Company (with the advise of legal counsel for the Company), may be required in connection with the receipt of the approval of the CSE.

15. Any one officer or director of the Company be and is hereby authorized for and on behalf of the Company to do all such acts and things and to execute and deliver all such statements, forms and other documents as such officer or director may consider advisable or as may be reasonably required or recommended by the Company's counsel in connection with the foregoing resolutions and execution by such officer or director shall be conclusive proof of the authority of such officer or director to act and to execute on behalf of the Company.

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16. These resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original (including those transmitted by facsimile or electronic mail), and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as at the date first written above.

"Todd Harrison"	"Michael Kidd"
TODD HARRISON	MICHAEL KIDD*

"D. Bruce Macdonald"	"Leonard Werden"
D. BRUCE MACDONALD	LEONARD (WILL) WERDEN

*Note: Michael Kidd, having disclosed and acknowledged his material interest in certain matters approved by these resolutions, has signed these resolutions notwithstanding his disentitlement to vote, in accordance with the Act, on the subject matter of these resolutions which specifically relate to his subscription for securities of the Company. These resolutions shall not be invalidated by virtue of his signature herein.

SCHEDULE "A"

Special Rights and Restrictions Attached to Subordinate Voting Shares

[See attached]

27. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SUBORDINATE VOTING SHARES

The Subordinate Voting Shares without par value of the Company (the "Subordinate Voting Shares") have attached to them the following special rights and restrictions:

27.1 Voting

Each holder of Subordinate Voting Shares is entitled to receive notice of and attend any general meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At such meeting, holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Common share of the Company (each, a "Common Share") into which such Subordinate Voting Shares are convertible, which shall initially be equal to 0.000001 of a vote per Subordinate Voting Share.

27.2 Alteration to Rights of Subordinate Voting Shares

As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

27.3 Dividends

The directors of the Company will be at liberty, in their absolute discretion, to declare dividends on the Subordinate Voting Shares. No dividends will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Common Shares.

27.4 Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, be entitled to participate rateably along with all other holders of Subordinate Voting Shares (on an as-converted to Subordinate Voting Share basis) and the Common Shares.

27.5 Rights to Subscribe; Pre-Emptive Rights

The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, Common Shares or bonds, debentures or other securities of the Company now or in the future.

27.6 Ownership Restrictions

The Subordinate Voting Shares may only be beneficially owned or controlled, directly or indirectly, by a person or persons who are not a U.S. Person.

A "U.S. Person" shall mean an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States (as defined in Regulation S under the Securities Act of 1933, as amended (the "U.S. Securities Act")).

27.7 Transfer Restrictions

No Subordinate Voting Share or any rights or interests therein may be transferred legally, beneficially or in any other manner by the holder thereof without the prior written consent of the Board of Directors (or a committee thereof), which may be withheld in its sole discretion.

27.8 Conversion

Subject to the conversion restrictions set forth in this Article 27.8, holders of Subordinate Voting Shares shall have conversion rights as follows:

(a) Right to Convert. Each Subordinate Voting Share shall be convertible, at the option of the holder provided that such holder has received the prior written consent of the Board of Directors (or a committee thereof), which may be withheld in its sole discretion, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into fully paid and non-assessable Common Shares as is determined by multiplying the number of Subordinate Voting Shares by the Conversion Ratio applicable to such shares, determined as hereafter provided, in effect on the date the Subordinate Voting Shares are surrendered for conversion. The initial "Conversion Ratio" for shares of Subordinate Voting Shares shall be 0.000001 Common Shares, subject to adjustment for each Subordinate Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set forth in Article 27.10.

(b) Mechanics of Conversion. Before any holder of Subordinate Voting Shares shall be entitled to convert Subordinate Voting Shares into Common Shares, the holder thereof shall: (i) have received the prior written consent of the Board of Directors (or a committee thereof) as provided in Article 27.8(a); and (ii) have surrendered the certificate or certificates therefor, or, if uncertificated, such other evidence of ownership as the Company or the transfer agent may require, duly endorsed, at the office of the Company or of any transfer agent for Common Shares, and shall give written notice to the Company at its registered office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates, DRS Advice(s) or other evidence of ownership for Common Shares are to be issued (each, a "Conversion Notice"). The Company shall (or shall cause its transfer agent to), as soon as practicable thereafter to:

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(i) issue and deliver at such office to such holder, or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Company or the transfer agent, as applicable, in respect of such transfer, in such name or names as such registered holder may direct in writing, a certificate or certificates, DRS Advice(s) or other evidence of ownership for the number of Common Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Subordinate Voting Shares to be converted, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of such date;

(ii) remove or cause the removal of such holder from the register of holders in respect of the Subordinate Voting Shares for which the conversion privilege is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Common Shares to be registered) to the register of holders in respect of the resulting Common Shares, cancel or cause the cancellation of the certificate or certificates representing such Subordinate Voting Shares; and

(iii) if less than all of the Subordinate Voting Shares represented by any certificate, DRS Advice, or other evidence of ownership are to be converted, the holder shall be entitled to receive a new certificate, DRS Advice or other evidence of ownership representing the Subordinate Voting Shares represented by the original certificate, DRS Advice or other evidence of ownership which are not converted.

(c) Mandatory Conversion. Notwithstanding anything contained herein to the contrary, the Company may require each holder of Subordinate Voting Shares to convert all, and not less than all, of the Subordinate Voting Shares at the applicable Conversion Ratio (a "Mandatory Conversion") if at any time all the following conditions are satisfied:

(i) the Company is no longer a "foreign private issuer" (as determined in accordance with Rule 3b-4 of the Securities Exchange Act of 1934, as amended); or

(ii) the Board of Directors (or a committee thereof) determine that the Subordinate Voting Shares are no longer necessary or required.

(d) Mechanics of Mandatory Conversion. Upon a Mandatory Conversion, the Company shall at its expense:

(i) issue (or cause its transfer agent to issue) to each holder of Subordinate Voting Shares of record a Mandatory Conversion notice at least 10 days prior to the record date of the Mandatory Conversion, which shall specify therein, (A) the number of Common Shares into which the Subordinate Voting Shares are convertible; and

(B) the address of record for such holder;

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(ii) on the record date of a Mandatory Conversion, issue (or cause its transfer agent to issue) each holder of record on the date of the Mandatory Conversion certificates, DRS Advices or other evidence of ownership representing the number of Common Shares into which the Subordinate Voting Shares are so converted and each certificate, DRS Advice or other evidence of ownership representing the Subordinate Voting Shares shall be null and void; and

(iii) remove or cause the removal of such holder from the register of holders in respect of the Subordinate Voting Shares and add or cause to be added such holder to the register of holders in respect of the resulting Common Shares.

(e) Conversion upon an Offer. In the event that an offer is made to purchase Common Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Canadian Securities Exchange (the "CSE") (or such other stock exchange or quotation system the Common Shares are then principally listed or quoted), if any, to be made to all or substantially all the holders of Common Shares in a province or territory of Canada to which the requirement applies, each Subordinate Voting Share shall become convertible at the option of the holder into Common Shares at the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Common Shares under the offer, and for no other reason. In such event, the transfer agent for the Common Shares shall deposit under the offer the resulting Common Shares, on behalf of the holder. To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i) give written notice to the transfer agent for the Common Shares of the exercise of such right, and of the number of Subordinate Voting Shares in respect of which the right is being exercised;

(ii) deliver to the transfer agent the share certificate or certificates representing the Subordinate Voting Shares in respect of which the right is being exercised or, if uncertificated, such other evidence of ownership as the transfer agent may require, if applicable; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates, DRS Advice(s) or other evidence of ownership representing the Common Shares resulting from the conversion of the Subordinate Voting Shares pursuant to this Article 27.8(e) will be delivered to the holders on whose behalf such deposit is being made. If Common Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Common Shares being taken up and paid for, the Common Shares resulting from the conversion will be re-converted into Subordinate Voting Shares at the then Conversion Ratio and a share certificate representing the Subordinate Voting Shares or, if uncertificated, such other evidence of ownership will be sent to the holder by the Company or the transfer agent, as applicable. In the event that the offeror takes up and pays for the Common Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

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(f) Effect of Conversion. All Subordinate Voting Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion except only the right of the holders thereof to receive Common Shares or other consideration pursuant to the terms hereof.

27.9 Redemption Rights

The Company has the right to redeem all or some of the Subordinate Voting Shares from any holder thereof at any time by providing two (2) days prior written notice (the "Redemption Notice") to such holder for either: (i) cash, at a price per Subordinate Voting Share equal to the Conversion Ratio (as may be adjusted in accordance with Article 27.10) multiplied by the average volume weighted average trading price of the Common Shares on the CSE (or such other stock exchange or quotation system the Common Shares are then principally listed or quoted) for the ten (10) trading days immediately prior to the date of the Redemption Notice (a "Cash Redemption"); or (ii) Common Shares at the Conversion Ratio, as may be adjusted in accordance with Article 27.10 (a "Share Redemption"). The Company need not redeem Subordinate Voting Shares on a pro-rata basis among the holders of Subordinate Voting Shares. Holders of Subordinate Voting Shares to be redeemed by the Company shall surrender the certificate(s), DRS Advice(s) or other evidence of ownership representing such Subordinate Voting Shares to the Company at its records office or at the office of the transfer agent, as applicable, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share transfers relating thereto). Each surrendered certificate, DRS Advice or other evidence of ownership shall be cancelled, and the Company shall: (i) in the event of a Cash Redemption, make payment of the applicable redemption amount by certified cheque, bank draft or wire transfer to the registered holder of such certificate; or (ii) in the event of a Share Redemption issue and deliver to the registered holder, or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Company or the transfer agent, as applicable, in respect of such transfer, in such name or names as such registered holder may direct in writing, a certificate or certificates, DRS Advice(s) or other evidence of ownership for the number of Common Shares at the Conversion Ratio, as may be adjusted in accordance with Article 27.10. In the event that less than all the Subordinate Voting Shares represented by a surrendered certificate, DRS Advice or other evidence of ownership are redeemed by the Company, then a new certificate, DRS Advice or other evidence of ownership representing the unredeemed balance of Subordinate Voting Shares represented by such certificate, DRS Advice or other evidence of ownership shall be issued in the name of the applicable registered holder of the cancelled certificate, DRS Advice or other evidence of ownership. If on the applicable redemption date the redemption price is paid (or tendered for payment) in the case of a Cash Redemption or the Company issues (or cause its transfer agent to issue) Common Shares in the case of a Share Redemption, for any of the Subordinate Voting Shares to be redeemed then on such date all rights of the holder in the Subordinate Voting Shares so redeemed shall cease and such redeemed Subordinate Voting Shares shall no longer be deemed issued and outstanding, regardless of whether or not the holder of such Subordinate Voting Shares has delivered the certificate(s), DRS Advice(s) or other evidences of ownership representing such securities to the Company, and from and after such date the certificate(s), DRS Advice(s) or other evidence of ownership formerly representing the redeemed Subordinate Voting Shares shall evidence the only the right of the former holder of such Subordinate Voting Shares to receive the applicable redemption price to which such holder is entitled.

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27.10 Adjustments

(a) Adjustments for Distributions. In the event the Company shall declare a distribution to holders of Common Shares payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Conversion Ratio (a "Distribution:), then, in each such case for the purpose of this Article 27.10(a), the holders of Subordinate Voting Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Common Shares into which their Subordinate Voting Shares are convertible as of the record date fixed for the determination of the holders of Common Shares entitled to receive such Distribution.

(b) Recapitalizations; Stock Splits . If at any time or from time-to-time, the Company shall (i) effect a recapitalization of the Common Shares; (ii) issue Common Shares as a dividend or other distribution on outstanding Common Shares; (iii) subdivide the outstanding Common Shares into a greater number of Common Shares; (iv) consolidate the outstanding Common Shares into a smaller number of Common Shares; or (v) effect any similar transaction or action (each, a "Recapitalization"), provisions shall be made so that the holders of Subordinate Voting Shares shall thereafter be entitled to receive, upon conversion or redemption of Subordinate Voting Shares, the number of Common Shares or other securities or property of the Company or otherwise, to which a holder of Common Shares deliverable upon conversion or redemption would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of Articles 27.8 and 27.9 with respect to the rights of the holders of Subordinate Voting Shares after the Recapitalization to the end that the provisions of Articles 27.8 and 27.9 (including adjustment of the Conversion Ratio then in effect and the number of Common Shares issuable upon conversion of Subordinate Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(c) Subdivision or Consolidation. The Subordinate Voting Shares may be subdivided or consolidated by resolution of the Board of Directors (or a committee thereof) without the simultaneous subdivision or consolidation of the Common Shares in the same manner, provided that the Conversion Ratio is correspondingly adjusted and the voting rights of the Subordinate Voting Shares is correspondingly adjusted such that the aggregate number of votes held by all holders of Subordinate Voting Shares prior to subdivision or consolidation is equal to the aggregate number of votes held by all holders of Subordinate Voting Shares following the subdivision or consolidation.

27.11 No Fractional Shares and Certificates as to Adjustments

No fractional Common Shares shall be issued upon the conversion or redemption (in the case of a Share Redemption) of any Subordinate Voting Shares and the number of Common Shares to be issued shall be rounded up or down to the nearest whole Common Share. The number of Common Shares that are issuable upon such conversion or redemption (in the case of a Share Redemption) shall be determined on the basis of the total number of Subordinate Voting Shares of the holder being redeemed or converted into Common Shares and the number of Common Shares issuable upon such aggregate conversion or redemption (in the case of a Share Redemption).

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27.12 Adjustment Notice

Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to Article 27.10, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Subordinate Voting Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Subordinate Voting Shares, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustment and readjustment, (ii) the Conversion Ratio for the Subordinate Voting Shares at the time in effect, and (iii) the number of Common Shares and the amount, if any, of other property which at the time would be received upon the conversion or redemption of a Subordinate Voting Share.

27.13 Notices of Record Date

Except as otherwise provided under applicable law, in the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall send to each holder of Subordinate Voting Shares, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

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CURLEW LAKE RESOURCES INC.
(the "Company")

ADOPTION OF NEW ARTICLES
AS EFFECTED ON JULY 19, 2013

Pursuant to section 42(2)(a)(iv) of the British Columbia *Business Corporations Act*, the following is an extract of a special resolution of the shareholders of the Company passed at the annual general and special meeting of the shareholders of the Company held on July 17, 2013 (the "Meeting") approving the adoption of new Articles as set out herein. This extract is attached to the Articles of the Company and was received for deposit at the Company's records office on July 19, 2013, the effective date of the amendment.

The undersigned, Jurgen Wolf, President and Chief Executive Officer of the Company, hereby certifies that the following is a true and complete copy of a special resolution of the shareholders of the Company passed at the Meeting:

"**UPON MOTION IT WAS RESOLVED**, as a special resolution, that:

(a) the Company adopt the Articles in substitution for the existing articles of the Company;

(b) any Director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and

(c) the Board of Directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

DATED this 19th day of July, 2013

Jurgen Wolf,
President and Chief Executive Officer

FILED JUL 19 2013

KLE\478201\AGM\0005

CURLEW LAKE RESOURCES INC.
(the "Company")

The Company has as its articles the following articles.

Incorporation number: BC0320204

ARTICLES

1.	Interpretation	2
2.	Shares and Share Certificates	2
3.	Issue of Shares	4
4.	Share Registers	5
5.	Share Transfers	5
6.	Transmission of Shares	7
7.	Purchase of Shares	7
8.	Borrowing Powers	8
9.	Alterations	9
10.	Meetings of Shareholders	10
11.	Proceedings at Meetings of Shareholders	12
12.	Votes of Shareholders	16
13.	Directors	20
14.	Election and Removal of Directors	22
15.	Alternate Directors	24
16.	Powers and Duties of Directors	26
17.	Interests of Directors and Officers	26
18.	Proceedings of Directors	28
19.	Executive and Other Committees	30
20.	Officers	32
21.	Indemnification	33
22.	Dividends	34
23.	Accounting Records and Auditors	36
24.	Notices	36
25.	Seal	38
26.	Prohibitions	39

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1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "*Interpretation Act*" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of a shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

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2.3 Shareholder Entitled to Certificate or Acknowledgment or Written Notice

Unless the shares of which a shareholder is the registered owner are uncertificated shares, each shareholder is entitled, on request and at the shareholder's option, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all. Within a reasonable time after the issue or transfer of a share that is an uncertificated share, the Company must send to the shareholder a written notice containing the information required by the *Business Corporations Act*.

2.4 Delivery by Mail

Any share certificate, non-transferable written acknowledgment of a shareholder's right to obtain a share certificate or written notice of the issue or transfer of an uncertificated share may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, provided such person has complied with the requirements of the *Business Corporations Act*.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

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2.8 Certificate Fee

There must be paid as a fee to the Company for the issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any, determined by the directors, which must not exceed the amount prescribed under the *Business Corporations Act*.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

- (a) past services performed for the Company;
- (b) property;

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(c) money; and

(2) the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register and Any Branch Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1) a duly signed instrument of transfer in respect of the share;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(4) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the

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transferor's right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

For the purpose of this Article, delivery or surrender to the transfer agent or registrar which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved from time to time by the directors or the transfer agent or registrar for the class or series of share to be transferred.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificate(s) or set out in the written acknowledgments deposited with the instrument of transfer or, if the shares are uncertificated shares, then all of the uncertificated shares registered in the name of the shareholder:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

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5.6 Transfer Fee

There must be paid as a fee to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or, in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of the shareholder, the directors may require a declaration of transmission made by the legal personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

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7.3 Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the directors may, subject to any special rights and restrictions attached to such class of shares, determine the manner in which the shares to be redeemed shall be selected.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

8.1 Powers of the Company

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

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9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure;

and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares if none of those shares have been issued; and

(2) by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued,

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and alter its Notice of Articles and Articles accordingly.

9.3 Change of Name

The Company may by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name and may, by directors' resolution or ordinary resolution, in each case as determined by the directors, adopt or change any translation of that name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by directors' resolution or by ordinary resolution, in each case as determined by the directors, alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders

A meeting of the Company may be held:

(1) in the Province of British Columbia;

(2) at another location outside British Columbia if that location is:

- (a) approved by resolution of the directors before the meeting is held; or
- (b) approved in writing by the Registrar of Companies before the meeting is held.

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10.5 Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Notice of Resolution to which Shareholders May Dissent

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days; or

(2) otherwise, 10 days.

10.7 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days; or

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting

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requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.9 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.10 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

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(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present or represented by proxy.

11.4 Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the *Business Corporations Act* or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxyholder entitled to vote at the meeting.

11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

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(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the meeting shall be terminated.

11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

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11.12 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, does not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

- (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and
- (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

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11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the

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person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must be received:

(a) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b) by the chair of the meeting at the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

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Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

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(2) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or any adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given or has been taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

____
Signed [month, day, year]

____
[Signature of shareholder]

____
[Name of shareholder—printed]

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12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

  (a) the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

  (b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

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(a) the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors, subject to Article 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

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13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

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(3) when his or her successor is elected or appointed; and

(4) when he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

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Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

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15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

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15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. INTERESTS OF DIRECTORS AND OFFICERS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

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17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

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18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3) any other director or officer chosen by the directors if:

 (a) neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

 (b) neither the chair of the board nor the president is willing to chair the meeting; or

 (c) the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1) in person;

(2) by telephone; or

(3) with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

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18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director at a meeting of directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

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18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

resolution.

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19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

   (a) the power to fill vacancies in the board of directors;

   (b) the power to remove a director;

   (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

   (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

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(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

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21. INDEMNIFICATION

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

 (a) is or may be joined as a party; or

 (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 Mandatory Indemnification of Eligible Parties

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification

Subject to any restrictions in the *Business Corporations Act* and these Articles, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles or, if applicable, any former *Companies Act* or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

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(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

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(2) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

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23. ACCOUNTING RECORDS AND AUDITORS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act.*

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3 Remuneration of Auditors

The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

   (a) for a record mailed to a shareholder, the shareholder's registered address;

   (b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; or

   (c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

   (a) for a record delivered to a shareholder, the shareholder's registered address;

   (b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; or

   (c) in any other case, the delivery address of the intended recipient;

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(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) making the record available for public electronic access in accordance with the procedures referred to as "notice-and-access" under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators, or in accordance with any similar electronic delivery or access method permitted by applicable securities legislation from time to time; or

(6) physical delivery to the intended recipient.

24.2 Deemed Receipt

A notice, statement, report or other record that is:

(1) mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2) faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3) e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the date it was e-mailed; and

(4) made available for public electronic access in accordance with the "notice-and-access" or similar delivery procedures referred to in Article 24.1(5) is deemed to be received by a person on the date it was made available for public electronic access.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

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24.5 Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

  (a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

  (b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6 Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

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25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated security" means:

 (a) a voting security of the Company;

 (b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

 (c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the *Securities Act* (British Columbia);

(3) "voting security" means a security of the Company that:

 (a) is not a debt security, and

 (b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

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26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.